Exhibit 17.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by América Móvil, S.A.B. de C.V. (América Móvil) is unconditionally and fully guaranteed, jointly and severally by Radiomóvil Dipsa, S.A. de C.V (Telcel), a wholly owned subsidiary of América Móvil:

•	UDI 743.5 million 0.000% Domestic Senior Notes due 2025

•	£650 million 5.750% Senior Notes due 2030

•	US$1,000 million 6.375% Senior Notes due 2035

•	UF 5 million 3.961% Senior Notes due 2035

•	Ps.8,000 million 8.460% Senior Notes due 2036

•	US$400 million 6.125% Senior Notes due 2037

•	¥13,000 million 2.950% Senior Notes due 2039

•	US$2,000 million 6.125% Senior Notes due 2040